Exhibit (a)(1)(D)

Form of Confirmation E-mail to Eligible Employees who Submit an Election Form

IRIDEX Corporation (“IRIDEX”) has received your Election Form by which you elected to accept or reject the IRIDEX offer to exchange certain outstanding options for new options with respect to some or all of your outstanding eligible options, subject to the terms and conditions of the offer.

If you change your mind, you may change your election to accept or reject the offer with respect to some or all of your eligible options by submitting a new, properly completed and signed Election Form. The new, properly completed and signed Election Form must be delivered no later than 5:00 p.m., Pacific Time, on the offer expiration date, currently expected to be August 27, 2009, to Susan Bruce by hand delivery to 1212 Terra Bella Avenue, Mountain View, CA 94043, by fax at (650) 940-4710 or by email at sbruce@iridex.com.

Only responses that are properly completed, signed, dated and actually received by IRIDEX via hand delivery, fax or email before the offer expires will be accepted. Responses submitted by any other means, including interoffice or U.S. mail (or other post) and Federal Express (or similar delivery service) are not permitted. If you have questions, please direct them to Susan Bruce by phone at (650) 962-8848 extension 3052 or email at sbruce@iridex.com.

Please note that our receipt of your Election Form is not by itself an acceptance of the eligible options for exchange. For purposes of the offer, IRIDEX will be deemed to have accepted eligible options for exchange that are validly tendered and not properly withdrawn as of when IRIDEX gives oral or written notice to the option holders generally of its acceptance for exchange of such options, which notice may be made by press release, email or other method of communication. IRIDEX’s formal acceptance of the properly tendered eligible options is expected to take place shortly after the end of the offer period.

This notice does not constitute the Offer to Exchange Certain Options for New Options (referred to as the “Offer to Exchange”). The full terms of the offer are described in (1) the Offer to Exchange; (2) the email from Theodore A. Boutacoff, our President and Chief Executive Officer, dated July 30, 2009; and (3) the Election Form, together with its associated instructions. You may access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov, or by contacting Susan Bruce by phone at (650) 962-8848 extension 3052 or email at sbruce@iridex.com. If you have any questions, please direct them to Susan Bruce by phone at (650) 962-8848 extension 3052 or email at sbruce@iridex.com.